FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 26, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 4 February 2026 (official registry number 3077) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 19 and 25 March (both inclusive).

The cash amount of the shares purchased to 25 March 2026 as a result of the execution of the Buyback Programme amounts to 2,404,144,244 Euros, which represents approximately 47.8% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 16.6% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
19/03/2026	SAN	Purchase	XMAD	7,804,948	9.3588
19/03/2026	SAN	Purchase	CEUX	2,405,880	9.3519
19/03/2026	SAN	Purchase	TQEX	417,223	9.3520
19/03/2026	SAN	Purchase	AQEU	337,374	9.3554
20/03/2026	SAN	Purchase	XMAD	5,000,000	9.4130
20/03/2026	SAN	Purchase	CEUX	1,500,000	9.4153
20/03/2026	SAN	Purchase	TQEX	250,000	9.4219
20/03/2026	SAN	Purchase	AQEU	250,000	9.4112
23/03/2026	SAN	Purchase	XMAD	2,153,538	9.0123
23/03/2026	SAN	Purchase	CEUX	533,434	9.0110
23/03/2026	SAN	Purchase	TQEX	82,932	9.0112
23/03/2026	SAN	Purchase	AQEU	86,308	9.0132
24/03/2026	SAN	Purchase	XMAD	3,718,334	9.4397
25/03/2026	SAN	Purchase	XMAD	3,498,390	9.7057
			TOTAL	28,038,361

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 26 March 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 19/03/2026 and 25/03/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-19-a-25-marzo-2026-es.pdf)

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 26, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance